

July 31, 2012

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, NY 10019

> **Re:** **Silvercrest Asset Management Group Inc.**
> **Confidential Draft Amendment No.1 to Registration Statement on Form S-1**
> **Submitted July 17, 2012**
> **CIK No. 0001549966**

Dear Mr. Campbell:

We have reviewed your amended confidential draft registration statement and have the following comments.

Prospectus Summary, page 1

Our Company, page 1

1.   We note that 98% of your AUM is from client relationships. Please disclose what the other 2% of AUM is from.

2.   We note your disclosure that 95% of AUM is held for individual clients and 5% of AUM is held for institutional clients. On page 17, you state that $1 billion, or 9%, of AUM is from private partnerships. Please revise your disclosures to clarify this potential inconsistency.

3.   We note your response and revised disclosure in response to comment 18 in our letter dated June 8, 2012. Please quantify the amount of asset growth that is due to market appreciation of assets under management and the amount due to the acquisition of new client assets.

Our Structure and Reorganization, page 5

4.   Please include the ownership interest percentages for:
  - The Principals and the Public Stockholders in Silvercrest Asset Management Group Inc.
  - the Principals and Silvercrest Asset Management Group Inc. in Silvercrest L.P.

on the face of the organization chart. To the extent that the economic interest and voting interest differ, please provide the percentage interest for each. Please also provide similar disclosure for both organizational charts presented in The Reorganization and Our Holding Company Structure section beginning on page 37.

The Offering, page 9

5.   We note the disclosures you provided for the tax receivable agreement in response to comment 13 in our letter dated June 8, 2012. Please provide investors with a cross reference to the more detailed discussion of the tax receivable agreement.

The Reorganization and Holding Company Structure, page 37

6.   We note your response and revised disclosure in response to comment 23 in our letter dated June 8, 2012. Please revise the graphical presentation of your current organizational structure to include Silvercrest Asset Management Group Inc.

7.   We note your responses to comments 26 and 27 in our letter dated June 8, 2012. Please revise your disclosures to explain what is expected to occur with the current ownership interest in Silvercrest GP LLC held by the Third Party Investors. In this regard, it is unclear why the Third Party Investors are not also reflected as holding a portion of Silvercrest L.P.'s Class B Units and Silvercrest Asset Management Group Inc.'s Class B Common Stock similar to the Principals subsequent to the reorganization based on your current disclosures.

8.   Please provide disclosures that fully explain how Silvercrest Asset Management Group Inc. will acquire interests in Silvercrest L.P. For example, clarify whether Silvercrest Asset Management Group Inc. will acquire interests directly from all or certain of the Principals and/or all or certain of the Third Party Investors. To the extent that the interests in Silvercrest L.P. will not be acquired pro rata from all of the current owners, please explain the process for determining which interests will be acquired by Silvercrest Asset Management Group Inc.

9.   We note your response to comment 28 in our letter dated June 8, 2012. We agree that the public shareholders will be diluted regardless if the compensation committee of your board of directors determines an equity award will be granted in Class B units of Silvercrest L.P. or in Class A common stock of Silvercrest Asset Management Group Inc. However, it would appear that disclosure should be provided that the same does not hold true for the Principals that directly hold their ownership interests in Silvercrest L.P. It would appear that the Principals' ownership interest will be diluted if the equity grants are issued in Class B units but not if the grants are issued in Class A common stock. Please revise your disclosure to clearly communicate the impact of the compensation committee's decision regarding the underlying equity instrument to be issued.

Use of Proceeds, page 48

10.   We note your response to comment 30 in our letter dated June 8, 2012. We are unable, however, to locate the revised disclosure referenced at the end of your response with respect to the payment of par value for the Class B units. Please advise or revise.

Dividend Policy, page 49

11.   Please revise your disclosure of the amount of distributions made to the partners for each of the last five fiscal years to consistently order numerical data through the Form S-1. Please refer to SAB Topic 11:E for guidance.

Unaudited Pro Forma Consolidated Financial Information, page 57

12.   We note your responses to comments 43 and 78 in our letter dated June 8, 2012. Please confirm to us that when assessing the need to provide pro forma earnings per share in accordance with SAB Topic 1:B.3. in your pro forma financial statements and alongside your historical consolidated statements of operations for the most recently completed fiscal year and subsequent interim period, that you will compare the distribution to fiscal year 2011's earnings.

13.   Please confirm that you will provide in the pro forma balance sheet an accrual for the distribution to be made in connection with the offering and reorganization. Please also confirm that you will provide a pro forma balance sheet alongside your most recently presented historical consolidated balance sheet that reflects the distribution accrual without giving effect to the offering proceeds. Please refer to SAB Topic 1:B.3. for guidance.

14.   Please provide footnote 1, as referenced next to the column title, Business Acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Operating Results, page 73

15.   We note your response to comment 46 in our letter dated June 8, 2012. It remains unclear how you determined that providing a rollforward of AUM separately for discretionary assets and non-discretionary assets is not useful information to investors to better understanding the management and advisory fees recognized. In this regard, we note your disclosure that the revenue recognized for the discretionary assets you manage is based on the AUM, whereas, the revenue recognized for non-discretionary assets is generally a fixed fee or based on another measure. As such, we continue to request that you provide a rollforward of your AUM for your discretionary assets, non-discretionary assets and in total for each period presented.

16.   In light of the materially differing fee rates for separately managed accounts, proprietary funds and sub-advised funds, please disclose the amount of AUM for separately managed accounts, proprietary funds and sub-advised funds for each period end presented along with the amount of fees recognized and average AUM for each period presented. Please refer to the disclosures provided on page 14 of your original Form S-1 confidential submission, which indicates that for fiscal year 2011, the average fee rate for your separately managed accounts was approximately 0.53%, for your proprietary funds was approximately 0.46%, and for your sub-advised funds was approximately 0.9%. Otherwise, please revise your disclosures to provide investors with a comprehensive understanding as to why such information is not relevant in understanding revenues recognized for each period presented and provide us with the requested information.

17.   Please expand upon your disclosure of the average management fee rate for fiscal years 2011 and 2010 to disclose the average management fee rate for fiscal year 2009 and the two interim periods presented. Please quantify the impact the change in average management fee rate had on your total revenues. Please also provide investors with a qualitative discussion of the material factors that resulted in changes in the average management fee rate for each period presented.

18.   We note your response to comment 47 in our letter dated June 8, 2012. Please address each of the following:
   • Please include a footnote to your AUM rollforwards to explain what you are netting against new account inflows.
   • Please include a footnote to your AUM rollforwards to explain why you are presenting client cash flows on a net basis rather than on a gross basis, as described in your response letter. Please also explain why there are no periodic distributions to investors (i.e., for realization events from the sale of investments).
   • Please include a footnote to your AUM rollforwards to confirm that none of your AUM was negatively impacted by market depreciation. Otherwise, please disclose market appreciation and market depreciation on a gross basis in your rollforward. This disclosure will provide investors with a better understanding about how your investment decisions are faring, which would appear to be relevant information for your investors.

19.   We note your response to comment 50 in our letter dated June 8, 2012, in which you state that you revised your disclosures to "provide a more complete analysis of its management fees, assets under management and the components that have impacted its assets under management during each of the periods presented." However, there is little to no change in your discussion and analysis of revenues and assets under management for the three fiscal years presented, and the analysis for the interim period provides the same limited discussion as the fiscal years analysis. As previously requested, please include a more detailed analysis of AUM and the components that have impacted AUM during each of the periods presented. To the extent that there were material contributions, clearly

disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. If there have been material redemption requests subsequent to the most recent balance sheet date, please disclose the amount of the redemptions and an explanation. Please provide investors with a meaningful understanding of the factors impacting the market performance of AUM. In this regard, please describe the underlying types of investments and overall strategies that are materially impacting the gross market performance. To the extent necessary to provide investors with a sufficient understanding of the performance of the AUM you manage for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 79

20.   We note your response to comment 31 in our letter dated June 8, 2012. Please disclose how you intend to fund the distribution that you may make to your current owners for undistributed earnings generated prior to the offering, as you note that you do not intend to use the offering proceeds for this distribution. Please also disclose the amount of the distribution once the amount has been determined.

21.   Please expand your disclosures regarding the tax receivable agreement to disclose the range of the future payments you expect to pay under the agreement; the anticipated timing of the payments (e.g., payments will be made two months after we file an income tax return in which the tax benefits that are part of the agreement are utilized); how you intend to fund the required payments; and how you intend to account for this agreement in your consolidated financial statements.

Risk Considerations in our Compensation Program, page 115

22.   We note your response to comment 71 in our letter dated June 8, 2012. Please include a summary of your response in the filing.

Index to Financial Statements, page F-1

Silvercrest L.P.

Consolidated Statements of Cash Flows, page F-10

23.   We note your response to comment 89 in our letter dated June 8, 2012. Please provide us with your analysis of the guidance in ASC 230-10-45 regarding your determination that the contingent consideration payments made for the acquisition completed prior to January 1, 2009, and accounted for in accordance with SFAS 141 are to be classified as a

financing activity. In this regard, we note that the contingent consideration was not recognized as a liability at the acquisition date and that the payment results in the recognition of an asset (i.e., goodwill).

1. Organization and Business, page F-12

24. Pease revise your disclosure to clarify that each member's voting interests remaining the same for each of the members prior to and after the reorganization transactions in addition to the ownership interests.

2. Summary of Significant Accounting Policies, page F-12
Business Combinations, page F-14

25. We note the additional disclosures you provided in response to comment 82 in our letter dated June 8, 2012. Please expand upon this disclosure to state your policy for the classification of contingent consideration payments that exceed the acquisition date fair value of the contingent consideration in the cash flow statement.

Partner Distributions, page F-15

26. We note the revised disclosures you provided in response to comment 83 in our letter dated June 8, 2012, along with your response. Please provide us with a more comprehensive analysis that the partner incentive payments represent equity distributions rather than compensation expense. We note that you considered portions of Views B and Views C from the Emerging Issues Task Force Agenda Committee Report from October 15, 2007, which was updated on November 29, 2007, as there is no authoritative literature directly on point. However, these are only two of the views presented. Please provide us with your consideration of View A. In this regard, we note your statement, "[t]he partners who most significantly contribute to Silvercrest L.P.'s earnings are rewarded for their efforts th[r]ough these discretionary incentive allocations." Further, while we understand that the employee partners receive salaries that are compensation expense, it is also customary for employees to receive bonuses and other incentive/merit-based compensation based on the employee's performance. Please also provide us with your consideration of the guidance in EITF 95-8 (ASC 810-10-55-24 – 55-26), as referenced in View C as containing factors that may be useful in determining whether incentive payments are equity distributions or compensation expense. Finally, please tell us the amount of partner incentive allocations recognized for each period presented.

11. Commitments and Contingencies, page F-24
Partners' Interests and Options Granted, page F-25

27. Please disclose the ownership interest Vulcan acquired from certain former investor members of SAMG LLC in April 2007.

17. Equity-Based Compensation, page F-29

28.   Please provide the disclosures required by ASC 718-10-50-2.d. for each period presented.

        You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc: Christina E. Melendi, Esq. (Via E-mail)
      Bingham McCutchen LLP